                          VARIABLE ANNUITY AMENDMENT

This Amendment is made a part of the Contract to which it is attached (this Contract).

 .    For purposes of this Amendment, Earnings shall be defined as the excess of the Contract Value over Purchase Payments which have not yet been withdrawn from this Contract.

 .    The following shall replace the first paragraph of the section entitled
     WITHDRAWAL OPTION:

          The Owner may withdraw a part of the surrender value of this Contract, subject to the Contingent Deferred Sales Charge (CDSC) outlined under Surrender Option (see Section 2.10). However, the Owner may withdraw up to the Free Amount during a Contract Year, in up to four withdrawals, without incurring a CDSC. The Free Amount is equal to the greater of

          a. 10% of the Contract Value, where the percentages are based upon the Contract Value at the time of the current withdrawal, to the extent that the sum of the percentages of the Contract Value withdrawn does not exceed the 10% maximum; or

          b. 10% of the total Purchase Payments, where the percentages are based upon the total Purchase Payments to this Contract at the time of the current withdrawal, to the extent that the sum of the percentages of the Purchase Payments withdrawn does not exceed the 10% maximum.

          This 10% withdrawal exemption from the CDSC does not apply to a surrender of this Contract.

          For purposes of calculating the CDSC on withdrawals, LNL assumes that:

          a. The Free Amount will be withdrawn from Purchase Payments on a "first in-first out (FIFO)" basis.

          b. Prior to the seventh anniversary of the Contract Date, any amount withdrawn above the Free Amount during a Contract Year will be withdrawn in the following order:

               1.   from Purchase Payments (on a FIFO basis) until exhausted;
                    then

               2.   from Earnings.

          c. On or after the seventh anniversary of the Contract Date, any amount withdrawn above the Free Amount during a Contract Year will be withdrawn in the following order:

               1. from Purchase Payments (on a FIFO basis) to which a CDSC no longer applies until exhausted; then

               2.   from Earnings until exhausted; then

               3. from Purchase Payments (on a FIFO basis) to which a CDSC still applies.

          A withdrawal will be effective on the Valuation Date on which LNL receives a written request for withdrawal at its Home Office.

 .    The last paragraph of the section entitled CONTINGENT DEFERRED SALES
     CHARGES shall be deleted.

 .    The following shall replace the language through part (1) of the first paragraph of the section entitled WAIVER OF CONTINGENT DEFERRED SALES
     CHARGES:

          A surrender of this Contract or withdrawal of Contract Value prior to the Annuity Commencement Date may be subject to a Contingent Deferred Sales Charge as described in Sections 2.09 and 2.10, except that such charges do not apply to: (1) the Free Amount (as defined in Section 2.09);


                  The Lincoln National Life Insurance Company

                             /s/ Kathleen Peterson

                    Kathleen Peterson, Second Vice President


[Effective Date: March 1, 2000]